UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): November 5, 2013

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On November 5, 2013, Ashland Inc. ("Ashland") announced preliminary fourth quarter results, which are discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

The information in this report, being furnished pursuant to Item 2.02 of Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negatives of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), the potential sale transactions involving Ashland Water Technologies and the elastomers business (including the possibility that one or both transactions may not occur or that, if a transaction does occur, Ashland may not realize the anticipated benefits from such transaction), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this Current Report on Form 8-K or otherwise except as required by securities or other applicable law.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

99.1 News Release dated November 5, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

November 5, 2013

/s/ J. Kevin Willis

J. Kevin Willis
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated November 5, 2013.

EXHIBIT 99.1

News Release



November 5, 2013

Ashland Inc. reports preliminary financial results for fourth quarter of fiscal 2013

- *Earnings from continuing operations total $5.13 per diluted share, which includes an actuarial gain on pension; adjusted earnings, excluding key items, equal $1.54 per diluted share*
- *Cash flow from operating activities in fiscal 2013 totals $791 million; Free cash flow for full year equals $529 million*
- *Sale process for Ashland Water Technologies underway*
- *Company announces expected $150-$200 million global restructuring program to improve competitiveness*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemical solutions for consumer and industrial markets, today announced preliminary[1] financial results for the quarter ended September 30, 2013, the fourth quarter of its 2013 fiscal year.

Quarterly Highlights

(in millions except per-share amounts)		Quarter Ended Sept. 30		
		2013		2012
Operating income (loss)	$	650	$	(284)
Key items*		(447)		530
Adjusted operating income*	$	203	$	246
Adjusted EBITDA*	$	310	$	349
Diluted earnings per share (EPS)				
From net income (loss)	$	5.15	$	(3.49)
From continuing operations	$	5.13	$	(3.47)
Key items*		(3.59)		5.34
Adjusted EPS from continuing operations*	$	1.54	$	1.87
Cash flows provided by operating activities from continuing operations	$	298	$	239
Free cash flow*		173		172
* See Tables 5, 6 and 7 for Ashland definitions and U.S. GAAP reconciliations.				

Ashland reported income from continuing operations of $404 million, or $5.13 per diluted share, on sales of $1.9 billion. These results included five key items that together had a net favorable impact on continuing operations of approximately $283 million, net of tax, or $3.59 per diluted share. The largest key item was a non-cash benefit of $3.98 per share related to an actuarial gain on pension as part of the company's standard year-end re-measurement. Excluding all key items, Ashland's adjusted earnings per share were $1.54.

For the year-ago quarter, Ashland reported a loss from continuing operations of $272 million, or $3.47 per diluted share, on sales of $2.1 billion. The year-ago results included five key items that together reduced income from continuing operations by approximately $422 million, net of tax, or $5.34 per diluted share. The largest key items were a non-cash charge of $3.88 per share related to an actuarial loss on pension, and a charge of 80 cents per share related to debt refinancing during the quarter. Excluding all five key items, Ashland's adjusted income from continuing operations was $150 million, or $1.87 per diluted share. (Please refer to Table 5 of the accompanying financial statements for details of key items in both periods.)

For the remainder of this news release, financial results exclude the effect of key items in both the current and prior-year quarters. On this basis, Ashland's results as compared to the year-ago quarter were as follows:
- Volumes were flat;
- Sales declined 7 percent to $1.9 billion;
- Operating income declined 17 percent to $203 million;
- Earnings before interest, taxes, depreciation and amortization (EBITDA) decreased 11 percent to $310 million; and
- EBITDA as a percent of sales decreased 80 basis points to 16.2 percent.

"Ashland's financial performance in the fourth quarter, as well as for the full 2013 fiscal year, fell short of expectations due to a number of challenges. Some of these issues were within our control, while others were tied to broader market or economic concerns," said James J. O'Brien,

Ashland chairman and chief executive officer. "Most of the decline in sales and profitability during the fourth quarter occurred within Ashland Specialty Ingredients. The commercial unit experienced significantly lower sales and volume for guar and intermediates and solvents when compared to a year ago. In addition, we faced pricing pressure in the intermediates and solvents business and issues related to the rollout of our enterprise resource planning system. On a positive note, our other three commercial units reported modest volume increases during the quarter. Ashland Water Technologies continued showing sequential and year-over-year improvement. Volumes rose for the fourth consecutive quarter, driven by the pulp and paper business. Ashland Performance Materials reported higher volumes driven by a 7 percent climb in adhesives and composites. Ashland Consumer Markets delivered another strong quarter with solid growth in international and Do-It-For-Me channels."

The company also generated $173 million in free cash flow during the fourth quarter. For the full 2013 fiscal year, free cash flow totaled $529 million, a 115 percent increase compared to the prior year.

Business Segment Performance
In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are described below on an adjusted basis and EBITDA, or adjusted EBITDA, is reconciled to operating income in Table 7 of this news release.

Ashland Specialty Ingredients' year-over-year sales declined 19 percent, to $596 million, driven by an $85 million reduction in guar sales versus last year. Specialty Ingredients also experienced pricing pressure in the intermediates and solvents business, which led to a $17 million sales decline compared to year-ago results. Excluding guar and intermediates and solvents, overall sales declined 7 percent. Total pharmaceutical sales declined 11 percent versus a year ago, primarily due to a change in order patterns with customers pre-buying in the third quarter and lower sales of a non-core product line. Additionally, overall personal care sales declined 2 percent from a year ago, largely due to shipment delays resulting from the company's ERP rollout. The ERP implementation also affected inventory planning and operations. These ERP-related issues have been resolved and inventory levels are being restocked. Overall, the impact of lower sales affected profitability, as EBITDA declined 32 percent, to $132 million. EBITDA as a percent of sales was 22.1 percent, down 420 basis points versus the year-ago quarter, but up sequentially. Specialty Ingredients' coatings business continued to improve with volumes increasing 7 percent from the prior year due to strong demand, primarily in Asia. Year-over-year, our core energy (non-guar) volume increased 33 percent and the construction business continued to improve with volume up 4 percent. As previously announced, Luis Fernandez-Moreno, Ashland senior vice president, was recently appointed president of Specialty Ingredients. He brings 30 years of specialty chemicals experience to this new role, having previously served in senior management positions at Rohm & Haas and Arch Chemicals.

"The fourth quarter was challenging for Specialty Ingredients. But as we enter fiscal 2014, we are encouraged by what we are beginning to see in our core business, which includes coatings, personal care and pharmaceuticals. Although it is still early, customer orders generally appear to be improving. While the year ahead will be challenging for Specialty Ingredients, particularly due to headwinds in the intermediates and solvents business, we expect to see better overall demand and volume in the core business," O'Brien said.

Ashland Water Technologies showed continued improvement, both year-over-year and sequentially. Sales grew 2 percent, to $441 million, versus a year ago. The pulp and paper business led the way with a 7 percent sales gain. Industrial water, which includes utility water and municipal wastewater treatment, reported its third consecutive quarter of sequential sales growth. Overall EBITDA increased 55 percent, to $51 million, while EBITDA as a percent of sales rose 390 basis points to 11.6 percent. The commercial unit's improved performance was due primarily to improved market segmentation, streamlined organizational structure, new product launches and better supply chain execution. On a sequential basis, overall sales rose 1 percent, EBITDA increased 24 percent and EBITDA margin increased 220 basis points. The company recently appointed John Panichella, Ashland senior vice president who has more than 25 years of experience within global water markets, to lead Water Technologies.

Within Ashland Performance Materials, year-over-year volumes rose 1 percent. The adhesives and composites business continued a strong performance with volumes rising 7 percent and sales gaining 8 percent over the prior year. Gross profit as a percent of sales for adhesives and composites increased 130 basis points, with continued improvement in North America and Asia. Overall sales within Performance Materials decreased 1 percent, to $366 million. This was primarily due to the continued decline in the price of butadiene, a key feedstock for elastomers, which resulted in lower sales and gross profit in the elastomers business. Year-over-year EBITDA declined 6 percent to $29 million. As previously announced, Ashland is moving forward with its plan to sell the elastomers business, which primarily serves the North American replacement tire market.

Ashland Consumer Markets reported a strong quarter. Growth in the Do-It-For-Me channels and international business offset declines in the Do-It-Yourself business. Earnings rose on the strength of higher margins, which benefitted primarily from lower raw material costs. Overall lubricant volumes increased 1 percent from the prior year. While year-over-year sales decreased 3 percent to $508 million, EBITDA remained flat at $83 million. EBITDA as a percent of sales was 16.3 percent, an increase of 40 basis points versus the year-ago quarter.

After excluding the effects from key items, Ashland's effective tax rate for the September 2013 quarter was 25 percent, bringing the rate for the full 2013 fiscal year to approximately 25 percent. For fiscal 2014, Ashland expects its effective tax rate to be approximately 25 percent.

Ashland to sell Water Technologies
In late July, Ashland announced that its board of directors had initiated a review of strategic options for Water Technologies. That review has been completed, and a formal process to sell the commercial unit is underway. Ashland currently anticipates being in a position to announce, in the first quarter of calendar 2014, an agreement to sell the commercial unit. The company currently expects the primary use of net proceeds from any sale to be returning capital to shareholders in the form of a share repurchase.

"Water Technologies has made great progress over the past year in improving its business and financial performance, and I believe it is well positioned to build on that momentum in 2014," O'Brien said.

Company announces global restructuring program to improve competitiveness
Separately, Ashland announced a global restructuring program to drive growth, streamline the organization and improve accountability. The restructuring is expected to generate improved business performance and annualized cost savings of $150-$200 million, which should better position Ashland to achieve EBITDA margins consistent with the top quartile of its specialty chemicals peer group. The program will be implemented in fiscal 2014, with full run-rate savings expected to be achieved within 12 to 15 months.

Outlook

"The actions we have announced today, including the global restructuring and the expected sales of our elastomers business and Water Technologies, represent the next step toward our vision of being the best specialty chemicals company in the world. With respect to our overall corporate strategy, Ashland's management and board will continue to review our portfolio in order to best position the company for value creation," O'Brien explained. "I am confident that if we execute against our plans, Ashland will succeed in generating sustainable sales and earnings growth, with EBITDA margins that rank among the top quartile of specialty chemical companies."

Conference Call Webcast
Ashland will host a live webcast of its fourth-quarter conference call with securities analysts at 9 a.m. ET Tuesday, November 5, 2013. The webcast and supporting materials will be accessible through Ashland's website http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures
This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland
In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

- 0 -

C-ASH

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negatives of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), the potential sale transactions involving Ashland Water Technologies and the elastomers business (including the possibility that one or both transactions may not occur or that, if a transaction does occur, Ashland may not realize the anticipated benefits from such transaction), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

[1] Preliminary Results
Financial results are preliminary until Ashland's Form 10-K for the 2013 fiscal year ended September 30, 2013, is filed with the SEC.

SMService mark, Ashland or its subsidiaries, registered in various countries

FOR FURTHER INFORMATION:

Investor Relations:
Jason Thompson
+1 (859) 815-4454
jlthompson@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2013	**2012**	**2013**	**2012**
Sales	$ 1,911	$ 2,056	$ 7,813	$ 8,206
Cost of sales	1,202	1,598	5,419	6,025
GROSS PROFIT	709	458	2,394	2,181
Selling, general and administrative expense	(3)	708	1,044	1,800
Research and development expense	72	46	178	137
Equity and other income	10	12	69	58
OPERATING INCOME (LOSS)	650	(284)	1,241	302
Net interest and other financing expense	42	151	282	317
Net (loss) gain on acquisitions and divestitures	(14)	(1)	(8)	1
INCOME (LOSS) FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	594	(436)	951	(14)
Income tax expense (benefit)	190	(164)	274	(52)
INCOME (LOSS) FROM CONTINUING OPERATIONS	404	(272)	677	38
Income (loss) from discontinued operations (net of income taxes)	1	(2)	6	(12)
NET INCOME (LOSS)	$ 405	$ (274)	$ 683	$ 26
DILUTED EARNINGS PER SHARE				
Income (loss) from continuing operations	$ 5.13	$ (3.47)	$ 8.50	$ 0.48
Income (loss) from discontinued operations	0.02	(0.02)	0.07	(0.15)
Net income (loss)	$ 5.15	$ (3.49)	$ 8.57	$ 0.33
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	79	78	80	80
SALES				
Specialty Ingredients	$ 596	$ 734	$ 2,616	$ 2,878
Water Technologies	441	431	1,722	1,734
Performance Materials	366	369	1,479	1,560
Consumer Markets	508	522	1,996	2,034
	$ 1,911	$ 2,056	$ 7,813	$ 8,206
OPERATING INCOME (LOSS)				
Specialty Ingredients	$ 30	$ 115	$ 281	$ 457
Water Technologies	32	8	80	72
Performance Materials	16	8	68	99
Consumer Markets	73	74	295	236
Unallocated and other	499	(489)	517	(562)
	$ 650	$ (284)	$ 1,241	$ 302

Ashland Inc. and Consolidated Subsidiaries   Table 2
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

	September 30 2013		September 30 2012
ASSETS			
Current assets			
Cash and cash equivalents	$ 346	$	523
Accounts receivable	1,471		1,481
Inventories	899		1,008
Deferred income taxes	107		116
Other assets	50		81
Total current assets	2,873		3,209
Noncurrent assets			
Property, plant and equipment			
Cost	4,765		4,478
Accumulated depreciation and amortization	1,923		1,646
Net property, plant and equipment	2,842		2,832
Goodwill	3,366		3,342
Intangibles	1,791		1,936
Asbestos insurance receivable (noncurrent portion)	437		449
Equity and other unconsolidated investments	218		217
Other assets	561		539
Total noncurrent assets	9,215		9,315
Total assets	$ 12,088	$	12,524
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Short-term debt	$ 308	$	344
Current portion of long-term debt	12		115
Trade and other payables	885		877
Accrued expenses and other liabilities	522		577
Total current liabilities	1,727		1,913
Noncurrent liabilities			
Long-term debt (noncurrent portion)	2,947		3,131
Employee benefit obligations	1,174		1,839
Asbestos litigation reserve (noncurrent portion)	735		771
Deferred income taxes	401		208
Other liabilities	551		633
Total noncurrent liabilities	5,808		6,582
Stockholders' equity	4,553		4,029
Total liabilities and stockholders' equity	$ 12,088	$	12,524

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

Table 3

	Three months ended September 30		Year ended September 30	
	2013	**2012**	**2013**	**2012**
CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS				
Net income (loss)	$ 405	$ (274)	$ 683	$ 26
(Income) loss from discontinued operations (net of income taxes)	(1)	2	(6)	12
Adjustments to reconcile income from continuing operations to cash flows from operating activities				
Depreciation and amortization	107	110	425	430
Debt issuance cost amortization	3	36	65	54
Purchased in-process research and development expense	37	13	41	13
Deferred income taxes	157	(151)	173	(154)
Equity income from affiliates	(6)	(11)	(27)	(35)
Distributions from equity affiliates	3	-	12	3
Gain from sale of property and equipment	-	-	(2)	(1)
Stock based compensation expense	5	8	30	28
Net loss (gain) on acquisitions and divestitures	14	2	8	(3)
Inventory fair value adjustment related to ISP acquisition	-	-	-	28
Actuarial (gain) loss on pension and postretirement plans	(498)	493	(498)	493
Change in operating assets and liabilities (a)	72	11	(113)	(509)
Total cash provided by operating activities from continuing operations	298	239	791	385
CASH FLOWS (USED) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS				
Additions to property, plant and equipment	(125)	(134)	(314)	(298)
Proceeds from disposal of property, plant and equipment	1	(4)	5	6
Proceeds from sale of available-for-sale securities	-	6	-	10
Proceeds (uses) from sale of operations or equity investments	(14)	-	(11)	41
Total cash used by investing activities from continuing operations	(138)	(132)	(320)	(241)
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS				
Proceeds from issuance of long-term debt	-	500	2,320	502
Repayment of long-term debt	(7)	(944)	(2,613)	(1,023)
(Repayment of)/proceeds from short-term debt	(149)	299	(36)	261
Repurchase of common stock	-	-	(150)	-
Debt issuance costs	-	(10)	(38)	(10)
Cash dividends paid	(26)	(18)	(88)	(63)
Proceeds from exercise of stock options	-	2	1	4
Excess tax benefits related to share-based payments	6	7	12	12
Total cash used by financing activities from continuing operations	(176)	(164)	(592)	(317)
CASH USED BY CONTINUING OPERATIONS	(16)	(57)	(121)	(173)
Cash used by discontinued operations				
Operating cash flows	(15)	(14)	(58)	(31)
Investing cash flows	-	-	-	(1)
Effect of currency exchange rate changes on cash and cash equivalents	-	(3)	2	(9)
DECREASE IN CASH AND CASH EQUIVALENTS	(31)	(74)	(177)	(214)
Cash and cash equivalents - beginning of period	377	597	523	737
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 346	$ 523	$ 346	$ 523
DEPRECIATION AND AMORTIZATION				
Specialty Ingredients	$ 65	$ 65	$ 263	$ 265
Water Technologies	19	21	73	75
Performance Materials	13	15	54	52
Consumer Markets	10	9	35	36
Unallocated and other	-	-	-	2
	$ 107	$ 110	$ 425	$ 430
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Specialty Ingredients	$ 53	$ 48	$ 145	$ 125
Water Technologies	17	25	50	56
Performance Materials	17	27	42	54
Consumer Markets	21	23	41	40
Unallocated and other	17	11	36	23
	$ 125	$ 134	$ 314	$ 298

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries   Table 4
INFORMATION BY INDUSTRY SEGMENT
(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2013	**2012**	**2013**	**2012**
SPECIALTY INGREDIENTS				
Sales per shipping day	$ 9.3	$ 11.6	$ 10.3	$ 11.4
Metric tons sold (thousands)	93.8	96.6	392.1	395.5
Gross profit as a percent of sales (a)	30.5%	34.0%	30.1%	33.0%
WATER TECHNOLOGIES				
Sales per shipping day	$ 6.9	$ 6.8	$ 6.8	$ 6.9
Gross profit as a percent of sales (a)	34.4%	31.8%	33.7%	31.7%
PERFORMANCE MATERIALS				
Sales per shipping day	$ 5.7	$ 5.9	$ 5.8	$ 6.2
Metric tons sold (thousands)	133.3	132.6	527.3	543.9
Gross profit as a percent of sales (a)	15.2%	14.3%	14.9%	16.6%
CONSUMER MARKETS				
Lubricant sales (gallons)	40.8	40.5	158.4	158.7
Premium lubricants (percent of U.S. branded volumes)	33.9%	30.5%	33.6%	30.3%
Gross profit as a percent of sales (a)	32.1%	29.7%	31.6%	27.1%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

Ashland Inc. and Consolidated Subsidiaries
RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

Table 5

	Three Months Ended September 30, 2013					
	Specialty Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Actuarial gain on pension and postretirement benefit plans	$ -	$ -	$ -	$ -	$ 498	$ 498
Restructuring and other integration costs	-	-	-	-	(14)	(14)
Impairment of IPR&D assets	(37)	-	-	-	-	(37)
All other operating income	67	32	16	73	15	203
Operating income	30	32	16	73	499	650
NET INTEREST AND OTHER FINANCING EXPENSE					42	42
NET LOSS ON ACQUISITIONS AND DIVESTITURES						
MAP settlement charge					(14)	(14)
All other net loss on acquisitions and divestitures					-	-
					(14)	(14)
INCOME TAX EXPENSE (BENEFIT)						
Key items					166	166
Discrete items					(16)	(16)
All other income tax expense					40	40
					190	190
INCOME FROM CONTINUING OPERATIONS	$ 30	$ 32	$ 16	$ 73	$ 253	$ 404

	Three Months Ended September 30, 2012					
	Specialty Ingredients	Water Technologies	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)						
Actuarial loss on pension and postretirement benefit plans	$ -	$ -	$ -	$ -	$ (493)	$ (493)
Restructuring and other integration costs	-	(7)	(11)	-	(6)	(24)
Impairment of IPR&D assets	(13)	-	-	-	-	(13)
All other operating income	128	15	19	74	10	246
Operating income (loss)	115	8	8	74	(489)	(284)
NET INTEREST AND OTHER FINANCING EXPENSE						
Premium paid for early redemption of 9.125% senior notes					67	67
Accelerated amortization					30	30
All other net interest and other financing expense					54	54
					151	151
NET LOSS ON ACQUISITIONS AND DIVESTITURES					(1)	(1)
INCOME TAX (BENEFIT) EXPENSE						
Key items					(231)	(231)
Tax adjustments and discrete items					26	26
All other income tax expense					41	41
					(164)	(164)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 115	$ 8	$ 8	$ 74	$ (477)	$ (272)

Ashland Inc. and Consolidated Subsidiaries   Table 6
RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
Free cash flow (a)	**2013**	**2012**	**2013**	**2012**
Total cash flows provided by operating activities				
from continuing operations	$ 298	$ 239	$ 791	$ 385
Adjustments:				
Additions to property, plant and equipment	(125)	(134)	(314)	(298)
Payment resulting from termination of interest rate swaps (b)	-	-	52	-
Premium paid for early redemption of 9.125% senior notes (b)	-	67	-	67
ISP acquisition - change in control payment (c)	-	-	-	92
Free cash flows	$ 173	$ 172	$ 529	$ 246

(a) Free cash flow is defined as cash flows provided by operating activities less additions to property, plant and equipment (no longer includes a deduction for dividends) and other items Ashland has deemed non operational.
(b) Since payment was generated as a result of financing activity, this amount has been included within this calculation.
(c) Since payment was generated as a result of investment activity, this amount has been included within this calculation.

Ashland Inc. and Consolidated Subsidiaries
RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

Table 7

		Three months ended September 30		
Adjusted EBITDA - Ashland Inc.		**2013**		**2012**
Net income (loss)	$	405	$	(274)
Income tax expense (benefit)		190		(164)
Net interest and other financing expense		42		151
Depreciation and amortization (a)		107		104
EBITDA		744		(183)
(Income) loss from discontinued operations (net of income taxes)		(1)		2
Loss on divestiture		14		-
Operating key items (see Table 5)		(447)		530
Adjusted EBITDA	$	310	$	349
Adjusted EBITDA - Specialty Ingredients				
Operating income	$	30	$	115
Add:				
Depreciation and amortization		65		65
Key items (see Table 5)		37		13
Adjusted EBITDA	$	132	$	193
Adjusted EBITDA - Water Technologies				
Operating income	$	32	$	8
Add:				
Depreciation and amortization (a)		19		18
Key items (see Table 5)		-		7
Adjusted EBITDA	$	51	$	33
Adjusted EBITDA - Performance Materials				
Operating income	$	16	$	8
Add:				
Depreciation and amortization (a)		13		12
Key items (see Table 5)		-		11
Adjusted EBITDA	$	29	$	31
Adjusted EBITDA - Consumer Markets				
Operating income	$	73	$	74
Add:				
Depreciation and amortization		10		9
Key items (see Table 5)		-		-
Adjusted EBITDA	$	83	$	83

(a) Depreciation and amortization excludes accelerated depreciation of $3 million for Water Technologies for the three months ended September 30, 2012 and $3 million for Performance Materials for the three months ended September 30, 2012, which are displayed as key items (as applicable) within this table.